SEC 1745   POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF
(02-02) INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.


                                 UNITED STATES                 OMB APPROVAL
                      SECURITIES AND EXCHANGE COMMISSION       OMB Number:
                                                               3235-0145
                            WASHINGTON, D.C. 20549             Expires: December
                                                               31, 2005
                                SCHEDULE 13G/A                 Estimated average
                                (RULE 13D-102)                 burden hours per
                                                               response.......11

             INFORMATION STATEMENT PURSUANT TO RULES 13D-1 AND 13D-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            NEOSE TECHNOLOGIES, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    640522108
                                 (CUSIP Number)

                                  MAY 19, 2008
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

   [     ]   Rule 13d-1(b)
   [  X  ]   Rule 13d-1(c)
   [     ]   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               CUSIP NO. 640522108

     1. NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Potomac Capital Management LLC
            13-3984298

     2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
            (A)     [     ]
            (B)     [     ]

     3.     SEC USE ONLY

     4.     CITIZENSHIP OR PLACE OF ORGANIZATION
            New York

NUMBER OF            5.   SOLE VOTING POWER
SHARES                    1,484,635
BENEFICIALLY
OWNED BY             6.   SHARED VOTING POWER
EACH                      0
REPORTING
PERSON WITH          7.   SOLE DISPOSITIVE POWER
                          1,484,635

                     8.   SHARED DISPOSITIVE POWER

     9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON The Reporting Persons own an aggregate of 1,484,635 shares consisting of 1,345,026 shares of common stock and warrants to purchase 139,609 shares of common stock, representing in the aggregate 2.72% of the issued and oustanding shares.

     10.    CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
            (SEE INSTRUCTIONS)  [     ]

     11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

            2.72%

     12.    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            HC; OO (Limited Liability Company)

                               CUSIP NO. 640522108

     1. NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Potomac Capital Management Inc.
            13-3984786

     2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
            (A)     [     ]
            (B)     [     ]

     3.     SEC USE ONLY

     4.     CITIZENSHIP OR PLACE OF ORGANIZATION

              New York


NUMBER OF            5.   SOLE VOTING POWER
SHARES                    2,009,598
BENEFICIALLY
OWNED BY             6.   SHARED VOTING POWER
EACH                      0
REPORTING
PERSON WITH          7.   SOLE DISPOSITIVE POWER
                          2,009,598

                     8.   SHARED DISPOSITIVE POWER

     9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON The Reporting Persons own an aggregate of 2,009,598 shares consisting of 1,815,049 shares of common stock and warrants to purchase 194,549 shares of common stock, representing in the aggregate 3.68% of the issued and oustanding shares.

     10.    CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
            (SEE INSTRUCTIONS)  [     ]

     11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
            3.68%

     12.    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
            HC; CO

                               CUSIP NO. 640522108

     1. NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Paul J. Solit

     2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
            (A)     [     ]
            (B)     [     ]

     3.     SEC USE ONLY

     4.     CITIZENSHIP OR PLACE OF ORGANIZATION

NUMBER OF            5.   SOLE VOTING POWER
SHARES                    19,000
BENEFICIALLY
OWNED BY             6.   SHARED VOTING POWER
EACH                      3,494,233
REPORTING
PERSON WITH          7.   SOLE DISPOSITIVE POWER
                          19,000

                     8.   SHARED DISPOSITIVE POWER
                          3,494,233


     9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON The Reporting Persons own an aggregate of 3,513,233 shares consisting of 3,179,075 shares of common stock and warrants to purchase 334,158 shares of common stock; representing in the aggregate 6.41% of the issued and oustanding shares.

     10.    CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
            (SEE INSTRUCTIONS)  [     ]

     11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

            6.41%

     12.    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            IN; HC

ITEM 1.
           (A)  NAME OF ISSUER
                Neose Technologies Inc.

           (B)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES
                102 Witmer Road
                Horsham, Pennsylvania 19044

ITEM 2.
           (A)  NAME OF PERSON FILING

                This statement is being filed by
                (i) Potomac Capital Management LLC;
                (ii) Potomac Capital Management Inc.; and
                (iii) Paul J. Solit..

           (B)  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE
                (i), (ii), and (iii)
                825 Third Avenue, 33rd Floor
                New York, New York 10022

           (C)  CITIZENSHIP
                (i) New York (ii) New York (iii) U.S.

           (D)  TITLE OF CLASS OF SECURITIES
                Common Stock, no par value

           (E)  CUSIP NUMBER
                640522108

ITEM 3.    Not Applicable

ITEM 4.      OWNERSHIP

             PROVIDE THE FOLLOWING INFORMATION REGARDING THE AGGREGATE NUMBER AND PERCENTAGE OF THE CLASS OF SECURITIES OF THE ISSUER IDENTIFIED IN ITEM 1.

                  Potomac Capital Management LLC
             (A) AMOUNT BENEFICIALLY OWNED: 1,484,635 shares consisting of 1,345,026 shares of common stock and warrants to purchase 139,609 shares of common stock.
             (B)  PERCENT OF CLASS:  2.72%
             (C)  NUMBER OF SHARES AS TO WHICH THE PERSON HAS:
                  (I)    SOLE POWER TO VOTE OR TO DIRECT THE VOTE    1,484,635
                  (II)   SHARED POWER TO VOTE OR TO DIRECT THE VOTE    0
                  (III) SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF 1,484,635

                  Potomac Capital Management Inc.
             (A) AMOUNT BENEFICIALLY OWNED: 2,009,598 shares consisting of
                 1,815,049 shares of common stock and warrants to purchase 194,549 shares of common stock
             (B) PERCENT OF CLASS: 3.68%
             (C) NUMBER OF SHARES AS TO WHICH THE PERSON HAS:
                  (I)   SOLE POWER TO VOTE OR TO DIRECT THE VOTE 2,009,598
                  (II)  SHARED POWER TO VOTE OR TO DIRECT THE VOTE 0
                  (III) SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF
                        2,009,598

                 Paul J. Solit
             (A) AMOUNT BENEFICIALLY OWNED: 3,513,233 shares consisting of
                 3,179,075 shares of common stock and warrants to purchase 334,158 shares of common stock.
             (B) PERCENT OF CLASS: 6.41%
             (C) NUMBER OF SHARES AS TO WHICH THE PERSON HAS:
                  (I)   SOLE POWER TO VOTE OR TO DIRECT THE VOTE 19,000
                  (II)  SHARED POWER TO VOTE OR TO DIRECT THE VOTE 3,494,233
                  (III) SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF
                        19,000

ITEM 5.      OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this Statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]


ITEM 6.      OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

             Not Applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

             See Exhibit A attached hereto.

ITEM 8.      IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

             Not Applicable.

ITEM 9.      NOTICE OF DISSOLUTION OF GROUP

             Not Applicable.

ITEM 10.     CERTIFICATION

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated this 23rd  day of May, 2008

                                          POTOMAC CAPITAL MANAGEMENT LLC

                                          By:    /s/      Paul J. Solit
                                                -----------------------
                                                 Paul J. Solit, Managing Member

                                          POTOMAC CAPITAL MANAGEMENT INC.

                                          By:    /s/     Paul J. Solit
                                                ---------------------
                                                 Paul J. Solit, President

                                          PAUL J. SOLIT

                                          By:    /s/ Paul J. Solit
                                                ---------------------
                                                 Paul J. Solit

                                  EXHIBIT INDEX


The following exhibits are filed with this report on Schedule 13G/A:

Exhibit A         Identification of entities which acquired the shares which are the subject of this report on Schedule 13G/A.

Exhibit B         Joint Filing Agreement dated May 23, 2008 among Potomac
                  Capital Management LLC, Potomac Capital Management, Inc., and Paul J. Solit.